UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.

                                SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT _____)*


                             INAMED CORPORATION
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 453235103
                   -------------------------------------
                               (CUSIP Number)

                                MAY 20, 1998
                   -------------------------------------
                       (Date of Event Which Requires
                         Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
               |_|  Rule 13d-1(b)
               |X|  Rule 13d-1(c)
               |_|  Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                    *SEE INSTRUCTIONS BEFORE FILLING OUT






CUSIP No. 453235103             SCHEDULE 13G              Page 2 of 5 Pages


1   NAME OF REPORTING PERSON

        RICHARD L. CHILTON, JR.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                  (see instructions)     (b)  [ ]

3   SEC USE ONLY

4   CITZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

  NUMBER OF      5  SOLE VOTING POWER

   SHARES                657,000

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH              657,000

                 8  SHARED DISPOSITIVE POWER
                         0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          657,000


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.6%

12  TYPE OF REPORTING PERSON (See Instructions)

          IN


Item 1.

(a)  NAME OF ISSUER:   Inamed Corporation

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          3800 Howard Hughes Parkway
          Suite 900
          Las Vegas, Nevada  89109

Item 2.

(a) - (c)      NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE; AND
               CITIZENSHIP:

               Richard L. Chilton, Jr.
               Chilton Investment Co., Inc.
               320 Park Avenue, 22nd Floor
               New York, NY  10022

               Citizenship:  United States

2(d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.01 per share

2(e)           CUSIP NUMBER:  453235103

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13-2(b), CHECK WHETHER THE PERSON FILING IS A:


(a) [  ]       Broker or Dealer registered under Section 15 of the Act
               (15 U.S.C. 78o);

(b) [  ]       Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [  ]       Insurance Company as defined in Section 3(a)(19) of the Act
               (15 U.S.C. 78c);

(d) [  ]       Investment Company registered under Section 8 of the Investment
               Company Act (15 U.S.C. 80a-8);

(e) [  ]       An investment advisor in accordance with Section 240.13d-1(b)(1)
               (ii)(E);

(f) [  ]       An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F);

(g) [  ]       A parent holding company or control person, in accordance with
               Section 240.13d-1(b)(1)(ii)(G);

(h) [  ]       A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act (12 U.S.C. 1813);

(i) [  ]       A church plan that is excluded from the definition of an
               investment company under Section 3(c)(14) of the Investment
               Company Act of 1940 (15 U.S.C. 80a-3);


(j) [  ]       Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


If this statement is filed pursuant to ss. 240.13d-1(c), check this box.  |X|


Item 4.        OWNERSHIP:


(a)            AMOUNT BENEFICIALLY OWNED:  657,000 shares of Common Stock.

(b)            PERCENT OF CLASS:  6.6%

(c)            NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    sole power to vote or to direct the vote:

                      657,000

               (ii)   shared power to vote or to direct the vote:

                      0

               (iii)  sole power to dispose or to direct the disposition of:

                      657,000

               (iv)   shared power to dispose or to direct the disposition of:

                      0


Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|


Item 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable.


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED
               ON BY THE PARENT HOLDING COMPANY:

               Not applicable.


Item 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable.


Item 9.        NOTICES OF DISSOLUTION OF GROUP:


               Not applicable.


Item 10.       CERTIFICATION:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  Dated:  May 27, 1998                    RICHARD L. CHILTON, JR.


                                          By: /s/Richard L. Chilton, Jr.
                                              ---------------------------